Mission NewEnergy Limited

One Mission : One Energy : NewEnergy

ANNUAL REPORT 2017

Chairman’s/CEO’s Overview
03
Dear Valued Shareholders, on behalf of the Board of Directors, I present to you Mission NewEnergy’s Annual Report for 2017.

In February 2015, the Company sold its 250,000 tpa refinery to a newly created entity FGV Green Energy and retained a 20% share in this new joint venture entity.

In December 2016, the Company announced that it has entered into a heads of agreement to acquire 100% of the business operations of AUS Group, a leading manufacturer of buildings materials produced in Australia. The transaction will involve the Company wholly acquiring the business operations of AUS Group with consideration comprising the issue of shares in Mission and the provision of cash, more commonly known as a reverse merger (“RTO”) whereby existing shareholders of the Company are expected to be diluted by 90%.

As at the date of this report, both the Aus Group and the Mission Group are working towards completing the conditions precedent, which include:
●
The completion of a re-structure of AUS business operations and a pre-RTO funding round by AUS to meet immediate growth working capital requirements. This restructure and pre-funding shall be at the sole discretion of AUS and shall not require any action by MBT.
●
The completion of shareholder and ASX approval by Mission, sale of Joint Venture investment and completion of due diligence.
As part of the aforementioned RTO announced to the market in December 2016, the Group is required to dispose of the shares held in the Joint Venture Company

Therefore, the Company is focused on maximizing shareholder value through a positive return from:

●
the acquisition of Aus Group,
●
our investment in the joint venture company owning a 250,000 tpa refinery (which may be sold as part of the acquisition of Aus Group), and
●
looking for new business opportunities.

The Company continues to constantly evaluate the opportunities and challenges presenting themselves in order to act in the best interest of stakeholders.

Corporate Governance
With the challenging business and economic conditions the Board has continued to place a high emphasis on Corporate Governance to ensure appropriate, timely and considered decision making. Despite the challenges that the Group has faced, the Board has successfully stayed cohesive and committed to clearing the historic business overhang.

My heartfelt appreciation and thanks to all our valued employees and management, fellow directors and well-wishers for outstanding contributions and support that we always have come to rely upon time after time and a very special thanks to all our shareholders, business partners and associates for the support.

Dato’ Nathan Mahalingam
Chairman/ Chief Executive Officer

Mission New Energy Limited

Financial Report for the Year Ended
30 June 2017

DIRECTORS REPORT
1	Directors Details	5
2	Meetings of Directors	9
3	Insurance Premium Paid for Directors and Officers	9
4	Unissued Shares Under Option	9
5	Remuneration Report	9
6	Principal Activities	14
7	Operating and Financial Review	12
8	Review of Operations	14
9	Financial Position	15
10	Dividends Paid or Recommended	15
11	Events Subsequent to Reporting Date	15
12	Significant Changes in State of Affairs	15
13	Likely Development, Prospects and Business Strategies	15
14	Proceedings on Behalf of the Company	15
15	Non Audit Services	15
16	Environmental Regulations	15
17	The Lead Auditor’s Independence Declaration	15
AUDITORS INDEPENDENCE DECLARATION	15
FINANCIAL STATEMENTS TABLE OF CONTENTS	17
CORPORATE GOVERNANCE STATEMENT	43
SHAREHOLDER INFORMATION	47

DIRECTORS’ REPORT
Your Directors present their report on the Company and its controlled entities for the year ended 30 June 2017.
1.
 Directors Details
The name of Directors’ in office at any time during or since the end of the year are:
Datuk Mohamed Zain Bin Mohamed Yusuf	Chairman (Independent Non-executive)
Qualifications	Bachelor of Economics (Hons.) (University of Western Australia)
Experience
Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business.
Datuk Zain is a Director of WSA Group of Companies and Chairman of Malacca Securities Sdn Bhd, past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia.

Board member since 24 January 2006.
Appointed Chairman on 1 July 2014.
Resigned on 14 June 2017

Interests in shares and options	Nil
Special Responsibilities	Datuk Zain was a member of the Audit and Risk Management Committee and Chairman of the Nomination and Remuneration Committee.
Former Directorships in listed entities over the last 3 years	Chairman of Malacca Securities Sdn Bhd (since November 2000).

Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	Director (Independent Non-executive)
Qualifications	Master of Science in Engineering Business Management (University of Warwick, U.K)
Experience
Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office of the Chief of Defence Force, commanding workforce strength of nearly 130,000. With nearly 40 years of military experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements.
His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom.
Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of Tan Sri, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D'Honneur from France and the Command of the Legion of Merit from the US. He is a Senator to the Upper House of Malaysia.

Board member since 25 June 2009. Resigned on 14 June 2017
Interests in shares and options	Nil
Special Responsibilities	Tan Sri Anwar was Chairman of the Audit and Risk Management Committee and a member of the Nomination and Remuneration Committee.
Former Directorships in listed entities over the last 3 years	NIL

Mr. Mohd Azlan bin Mohammed	Director (Non-Independent Non-executive)
Qualifications	Bachelor of Arts Degree (Honours) majoring in Accounting and Business.
Experience
Mr Mohd Azlan, is currently the Managing Director of Wasco Oilfield Services Sdn Bhd, which is principally involved in the provision of oil and gas services internationally. Wasco is a subsidiary of Bursa Malaysia listed Wah Seong Corporation Berhad and also sits on the board of its various subsidiaries.
In May 2015, Mohd Azlan was appointed as Independent Chairman of Multi-Purpose Generali Insurans Bhd, a leading Malaysian insurance company.
Board member from 15 September 2014.
Resigned on 14 June 2017

Interests in shares and options	5,000,000 ordinary shares1
Special Responsibilities	Mohd Azlan was a member of the Audit and Risk Management Committee and the Nomination and Remuneration Committee.
Former Directorships in listed entities over the last 3 years	Nil

Dato’ Nathan Mahalingam	Executive Chairman (w.e.f. 14 June 2017) and Group Chief Executive Officer (Executive)
Qualifications	Bachelor of Economics (Hons.) (University of Malaya) and MBA (Murdoch University, Western Australia).
Experience
Mr Mahalingam has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start-up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia's largest privatised port and transhipment facility.
Board member since incorporation of the Company (17 November 2005).

Interests in shares and options	5,612,956 ordinary shares2
Special Responsibilities	Executive Chairman, Managing Director/Group Chief Executive Officer of the company.
Former Directorships in listed entities over the last 3 years	Nil

Mr Guy Burnett	Chief Financial Officer (Executive) and Company Secretary.
Qualifications	Member of the Institute of Chartered Accountants Australia
Experience
Mr Burnett, a Chartered Accountant, has been a Finance Professional in several large corporations. After finishing as a CA trainee and Audit manager, Mr Burnett joined Umgeni Water, a large corporatised water utility in South Africa, as its Financial Accountant. He was promoted to the position of Financial Controller in mid 1999. He left Umgeni in 2004 to migrate to Western Australia with his family.
Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations. Mr Burnett has also served on the Board of the Sorrento Surf Life Saving Club.
Board member since 6 April 2009.

Interests in shares and options	5,112,001 ordinary shares3
Former Directorships in listed entities over the last 3 years	Nil

1 Held indirectly through Karisma Integrasi Sdn Bhd
2 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Dato’ Mahalingam has a 34% interest in.
3 Held personally and indirectly through Mkhambathi Trust, a trust that Mr Burnett is a beneficiary of.

Mr James Garton	Executive Director – Corporate Finance
Qualifications	Bachelor of Business Administration - Finance, Bachelor of Science – Economics and Master of Applied Finance
Experience
Mr. Garton has over 20 years experience in corporate finance, working in investment banking. Prior to his current role, James was has been Head of Corporate Finance and Mergers and Acquisitions for Mission since 2008. Mr. Garton joined Mission NewEnergy from U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to FBR Capital Markets, he worked in corporate finance and equity capital markets in Australian.

Board member since 1 July 2014.

Interests in shares and options	5,112,051 ordinary shares4
Special Responsibilities	Nil
Former Directorships in listed entities over the last 3 years	Nil

4 Held personally and indirectly through Yacht Bay Trust, a trust that Mr Garton is a beneficiary of.

2.
 Meetings of Directors
During the financial year, 4 meetings of Directors were held.
Attendance by each Director during the year were as follows:
			Committee Meetings
	Directors’ Meetings		Audit & Risk Management		Nomination & Remuneration Committee
	Directors’ Meetings		Committee
	A	B	A	B	A	B
Datuk Mohamed Zain Bin Mohamed Yusuf	4	4	3	3	-	-
Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	4	4	3	3	-	-
Mohd Azlan	4	4	3	3	-	-
Dato’ Nathan Mahalingam	4	4	-	-	-	-
Mr Guy Burnett	4	4	-	-	-	-
Mr James Garton	4	4	-	-	-	-

A - Number eligible to attend	B - Number attended

3.
 Insurance Premium Paid for Directors and Officers
The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report and the executive officers of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as Directors and officers of the Company, other than conduct involving a willful breach of duty in relation to the Company. Due to confidentiality clauses contained in the insurance policy the Limit of Liability and Premium paid has not been disclosed.

4.
 Unissued Shares Under Option
There are no unissued ordinary shares of Mission NewEnergy Ltd under option at the date of this report.

5.
 Remuneration Report (Audited)
This report details the nature and amount of remuneration for each Director of Mission NewEnergy Limited and for the key management personnel. As discussed below in this Directors report, the Group is seeking to undertake a reverse takeover of another operating business. Hence, in order to preserve funds, the Directors agreed to take no fees or salary with effect 30 November 2016, therefore the remuneration policy below is largely relevant under normal operating conditions.
The remuneration policy of Mission NewEnergy Limited is twofold:
●
To create a remuneration structure that will allow Mission NewEnergy to attract, reward and retain qualified Executives and Non-Executive Directors who will lead Mission NewEnergy in achieving its strategic objectives,
●
To provide and motivate the Executives and Non-Executive Directors with a balanced and competitive remuneration.
The specific objectives of the Executive Remuneration Policy are as follows:
●
To motivate executive management to manage and lead the business successfully and to drive strong long-term organisational growth in line with the Group’s strategy and business objectives,
●
To drive successful organisational performance by incorporating an annual performance incentive and establish longer-term performance objectives,
●
To further drive longer-term organisational performance through an equity-based reward structure,
●
To make sure that there is transparency and fairness in executive remuneration policy and practices,
●
To deliver a balanced solution addressing all elements of total pay [base-pay, incentive pay (cash and equity) and benefits],
●
To make sure appropriate superannuation arrangements are in place for executives, and
●
To contribute to appropriate attraction and retention strategies for executives.
The specific objectives of the Non-Executive Director remuneration policy are as follows:
●
To attract and retain appropriately qualified and experienced Directors,
●
To remunerate Directors fairly having regard to their responsibilities, including providing leadership and guidance to management,
●
To build sustainable shareholder value by encouraging a longer-term strategic perspective, by not linking fees to the results of the Mission NewEnergy Group of Companies,
●
The Non-Executive Directors do not receive performance based pay, and
●
The maximum annual aggregate Director’s fee pool limit is $500,000 and was approved by shareholders at a general meeting on 19 October 2009.
Base fees (excluding superannuation)	1 July 2016 to 30 June 2017	1 July 2015 to 30 June 2016
Chairman	22,917	55,000
Deputy chairman	14,583	35,000
Non-executive Board member	14,583	35,000
Chairman of the Audit and Risk Committee	NIL	NIL
Chairman of the Nomination and Remuneration Committee	NIL	NIL

The Board of Mission NewEnergy Limited believes that the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the Group, as well as create goal congruence between Directors, executives and shareholders.
The Board’s policy for determining the nature and amount of remuneration for board members and senior executives of the Group is as follows:

Remuneration Governance
The remuneration policy, setting the terms and conditions for the Executive Directors and other senior executives, was developed by the Nomination and Remuneration Committee and approved by the Board.
All executives are entitled to receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.
The Nomination and Remuneration Committee review the executive packages annually by reference to the Group’s performance, executive performance and comparable information from industry sectors.
The Directors and executives receive a superannuation guarantee contribution (or equivalent) required by the relevant government authority and do not receive any other retirement benefits.
All remuneration paid to Directors and executives is valued at the cost to the Company and expensed. Shares given to Directors and executives are valued as the difference between the market price of those shares and the amount paid by the Director or executive. Options are valued using an appropriate option pricing methodology.
In considering the Group’s performance and benefits for shareholder wealth, the Board have regard to the following indices in respect of the current financial year and the previous four financial years:

	2017	2016	2015	2014	2013
Revenue ($000)	8	42	7,271	9,684	8,413
PBIT before discontinued operations ($000)	(4,551)	(2,218)	4,187	(609)	10,774
Profit/(loss) after income tax - owners ($000)	(4,551)	(2,328)	28,357	(1,077)	10,043
Basic earnings/(loss) per share – owners ($)	(0.11)	(0.06)	0.91	(0.08)	0.96
Dividends	-	-	-	-	-
Share price ($)	0.0365	0.034	0.04	0.01	0.01

Current executive remuneration does not have a performance element included.

The Board policy is to remunerate Non-Executive Directors at market rates for time, commitment and responsibilities. The Nomination and Remuneration Committee determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice was not sought during the financial year. The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders at the Annual General Meeting and is allocated to each non-executive Director based on responsibility, which include the Chairman of the Board, Chairman of the Audit and Risk Committee and Chairman of the Nomination and Remuneration Committee. Fees for non-executive Directors are not linked to the performance of the Group.

5 Mission NewEnergy Ltd’s shares traded on the Australian Securities Exchange were placed into voluntary suspension on 5 December 2016 upon announcement of a prospective Reverse Take-Over. The shares are still in suspension at the date of this report.

Key Management Personnel
The Company has defined the following classes of people as key management personnel:
●
Non-Executive Directors
●
Executive Directors
●
Management reporting directly to the Group Chief Executive Officer
Details of remuneration for the year ended June 2017
The remuneration for the key management personnel of the group during the year was as follows:

2017	Salary	Non-cash Benefits, including net annual leave	Long term Bonus	Share based payments	Post Employment Super Contribution	Total
	$	$	$	$	$	$
Non-Executive Directors
Datuk Zain Yusuf6	22,916	-	-	-	-	22,916
Admiral (Ret) Tan Sri Anwar7	14,583	-	-	-	139	14,722
Mohd Azlan8	14,583	-	-	-	139	14,722
Total Non-executive Directors	52,082	-	-	-	278	52,360
Dato’ Nathan Mahalingam	104,167	-	-	-	-	104,167
Mr. Guy Burnett	87,948	4,353	-	-	8,709	101,010
Mr. James Garton	83,333	-	-	-	7,917	91,250
TOTAL KEY MANAGEMENT PERSONNEL	327,530	4,353	-	-	16,904	348,787

2016	Salary	Non-cash Benefits, including net annual leave	Long term Bonus	Share based payments	Post Employment Super Contribution	Total
	$	$	$	$	$	$
Non-Executive Directors
Datuk Zain Yusuf	55,000	-	-	-	-	55,000
Admiral (Ret) Tan Sri Anwar	35,000	-	-	-	333	35,333
Mohd Azlan	35,000	-	-	-	333	35,333
Total Non-executive Directors	125,000	-	-	-	666	125,666
Dato’ Nathan Mahalingam	290,000	3,782	-	-	-	293,782
Mr. Guy Burnett	216,319	10,429	-	-	20,900	247,648
Mr. James Garton	200,000	-	-	-	19,000	219,000
TOTAL KEY MANAGEMENT PERSONNEL	831,319	14,211	-	-	40,566	886,096

Employment contracts of Directors and senior executives
Non-Executive Directors have no service contract with Mission NewEnergy Ltd. Their compensation for the year ended 30 June 2017 was based on market-related compensation and there is no agreement by Mission NewEnergy Ltd to pay a pre-determined compensation during the year ended 30 June 2017 and future financial years. There is also no agreement by Mission NewEnergy Ltd to pay any pre-determined amounts in the event of termination.
With effect 30 November 2016, the Directors agreed to not draw fees or accrue a salary until the financial position of the Group supports such fees or salary.
The employment conditions of the Group Chief Executive Officer, Chief Financial Officer and the Head of Corporate Finance are formalised in contracts of employment, which the Directors consider to be on reasonable and commercial terms.

6 Resigned wef 14 June 2017
7 Resigned wef 14 June 2017
8 Resigned wef 14 June 2017

The employment agreements which ended on 30 June 2017 contained the following terms and conditions:
●
standard leave entitlements; fixed terms of 2 years, with Mission NewEnergy able to terminate the employment prior to the expiration of the maximum term by giving 2 months’ notice and;
o
a payment equivalent to 12 months’ salary for the Group Chief Executive Officer; and
o
a payment equivalent to 3 months’ salary for the Chief Financial Officer and Head of Corporate Finance, except in the case where termination is as a result of a change in control in the business where it will be 12 months’ salary;
●
employee able to do the same by giving 2 months’ notice;
●
rights of summary dismissal are preserved;
●
total remuneration is subject to yearly review, but an increase is not guaranteed;
●
no provision for automatic bonus payments;
●
no probationary periods; and
●
cascading post employment restraints.
The following table reflects the key terms of the employment agreements which terminated at 30 June 2017:
Name	Term of agreement	Base salary including superannuation9	Termination benefit
Nathan Mahalingam Chief Executive Officer	Terminated 30 June 2017	$A290,000	12 months’ salary
Guy Burnett Chief Financial Officer	Terminated 30 June 2017	$A240,900	3 or 12 months’ salary (refer to comments above)
James Garton Head of Corporate Finance	Terminated 30 June 2017	$A219,000	3 or 12 months’ salary (refer to comments above)

9 Base salary as per employment contract, however the Directors agreed to not draw salaries from 30 November 2016.

Ordinary shares held by key management personnel
	Balance 01/07/2016	Acquired/Issued pursuant to retention plan	Disposed	Balance 30/06/2017

Dato’ Nathan Mahalingam10	5,612,956	-	-	5,612,956
Guy Burnett11	5,112,001	-	-	5,112,001
James Garton	5,112,05112	-	-	5,112,051
Total	15,837,008	-	-	15,837,008
Ordinary shares held by key management personnel who resigned during the year

	Balance 01/07/2016	Acquired/Issued pursuant to retention plan	Disposed	Balance 14/06/201713

Datuk Zain Yusuf	-	-	-	-
Admiral (Ret) Tan Sri Anwar	-	-	-	-
Mohd Azlan14	5,000,000	-	-	5,000,000
Total	5,000,000	-	-	5,000,000

No remuneration consultants were used during the current or previous financial year.

There were no loans to or from key management personnel during the reporting periods.

Voting and comments made at the company’s 2016 Annual General Meeting
Mission NewEnergy Ltd received more than 92% of “yes” votes on its remuneration report for the 2016 financial year. The Company did not receive any specific feedback at the AGM on its remuneration report.

End of Audited Remuneration report.

10 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Dato’ Mahalingam has a 34% interest in.
11 Held personally and indirectly through Mkhambathi Trust, a trust that Mr Burnett is a beneficiary of.
12 Held personally and indirectly through Yacht Bay Trust, a trust that Mr Garton is a beneficiary of.
13 Date of resignation
13 Date of resignation
14 Held indirectly through Karisma Integrasi Sdn Bhd

6.
 Principal Activities
The principal activities of the Group during the financial year were:
●
20 % share in M2 Capital Sdn Bhd (a Malaysian registered company) that owns a 250,000 tpa Biodiesel Plant in Malaysia;
●
Intention to under take a Reverse Take Over of an Australian manufacturing group, as described further in Section 8 below;
●
Other than the intention to undertake the Reverse Take Over, there were no other significant changes in the nature of the principal activities during the financial year.

7.
 Operating and Financial Review
Other income for the Group amounted to $7,777 (2016: $41,960). Net cash used in operating activities was $978,724 (2016: $2,077,633 used). The net loss of the Group amounted to $4,550,604 loss (2016: $2,328,545 loss).

8.
 Review of Operations
Corporate
On 5 December 2016, the Company announced that it had entered into a Heads of Agreement to acquire the business operations of the AUS Group (“AUS”, “VENDORS”), a leading manufacturer of building materials products in Australia. Key highlights about the proposed acquisition group are:
●
Acquisition of 100% of AUS by issuance of Shares in Mission and cash
●
30 year old Australian Manufacturing and Distribution Company
●
Unaudited revenue of approximately $28 million in FY2016
●
Well Positioned for future growth as a diversified manufacturer with barriers to import competition
●
This transaction constitutes a reverse takeover and it is expected that Mission NewEnergy Ltd (MBT) shareholders shall be diluted by approximately 90% should the transaction proceed.
o
the transaction requires security holder approval under the ASX Listing Rules and therefore may not proceed if that approval is not forthcoming;
o
MBT is required to re-comply with ASX’s requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met;
o
ASX has an absolute discretion in deciding whether or not to re-admit the entity to the official list and to quote its securities and therefore the transaction may not proceed if ASX exercises that discretion.
●
Transaction subject to conditions precedent by both MBT and AUS
●
MBT Board and management shall materially change at the discretion of AUS group
●
The business units include Polyurethane Chemicals and Coatings, Insulation foams, Polystyrene foam and CUPOLEX® structural domes. These business units provide a vertically integrated platform for the manufacture and distribution of products from three manufacturing locations in Australia, and sales and distribution operations in Australia and New Zealand. AUS’s business unit, CUPOLEX® a product, for which it holds the distribution rights for Australia, New Zealand, India, South Africa & Pacific Rim. CUPOLEX® provides a cost effective and environmentally friendly alternative to traditional concrete slab construction.
About the Proposed Transaction
The transaction will involve Mission wholly acquiring the business operations of AUS with consideration comprising the issue of shares in Mission and the provision of cash, more commonly known as a reverse takeover (“RTO”).
The RTO shall be effected by completion of Capital raising and compliance with relevant ASX listing rules. A shareholder notice of meeting and prospectus will be issued by Mission with the basic resolutions to:
●
Dispose of Mission’s two subsidiaries, Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd, with all net distributable proceeds to be distributed to Mission’s existing Shareholders
●
Change of Directors and Executives
●
Change of Company Name
●
Change of ASX Code
●
Capital Raise target of A$17 million
●
Consolidation of existing MBT Shares
●
Change of nature of business and compliance with the market trading rules upon commencement of trading of the new vehicle on the ASX.
In the event that the transaction is not completed Mission may be required to re-comply with ASX listing rules in order emerge from the current trading suspension.
Shareholder Approval
The acquisition, capital raising and number of other items concerning the transaction are subject to shareholder approval, including approval for a significant change to the nature and scale of Missions activities as per ASX Chapter 11. A notice of general meeting containing further details of the approvals being sought will be released to shareholders. The board of directors of MBT is unanimous in its support of the revised corporate strategy and the acquisition of the AUS business operations and each director intends to vote in favour of the resolutions contemplated in respects to their shareholding.
As at the date of this report, both the Aus Group and the Mission Group are working towards completing the conditions precedent, which include:
●
The completion of a re-structure of AUS business operations and a pre-RTO funding round by AUS to meet immediate growth working capital requirements. This restructure and pre-funding shall be at the sole discretion of AUS and shall not require any action by MBT.
●
The completion of shareholder and ASX approval by Mission, sale of Joint Venture investment and completion of due diligence.
As at the date of this report it is the intention of both Mission and Aus to proceed with the RTO which is pending the completion of the pre-RTO funding round by AUS.
Biodiesel feedstock Segment
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. The joint venture partners are Felda Global Ventures Holdings Berhad, the world’s largest palm oil producer, and Benefuels, a US based company with a ground breaking disruptive and patented technology process that allows refineries to be operated using substantially lower cost feedstock. As part of the aforementioned RTO announced to the market in December 2016, the Group is required to dispose of the shares held in the Joint Venture Company. The accounting standards require assets held for sale to be separately disclosed on the statement of financial position with the value of the investment into the joint venture company to be accounted for at the lower of carrying value or fair value less costs to sell.
In assessing the carrying value of the investment, the following factors were considered by the Directors:
o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.

Given that the Group has entered into an agreement in December 2016 which requires the sale of its 100% stake in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment, however continues to actively seek buyers. Accordingly the Directors have deemed it prudent to impair the carrying value of the investment to NIL during the current financial year. Should the Group find a buyer for its 20% share in the refinery, an impairment reversal is expected to be recognised in the financial records of the Group.
During the financial year, an amount retained by FGVGE (A$1.06 million) on the sale of the refinery in 2015 by the Group, was released, and under the terms of the Convertible note settlement of that time, the same amount was paid to noteholders.
Capital Markets and Funding
There have been no Capital Market matters undertaken during the current financial year.

9.
 Financial Position
The Group realised an operating loss for the year ended 30 June 2017 of $4,550,604 (2016: $2,328,545 loss), with net cash used in operating activities of $978,724 (2016: $2,077,633 used). At reporting date, the current assets less current liability surplus was $192,768 (2016: $1,116,600) and a net asset surplus of $ 194,516 (2016: $4,765,266).

10.
 Dividends Paid or Recommended
No dividends have been paid or declared for payment.

11.
 Events Subsequent to Reporting Date
Other than the matters mentioned in Section 8 above, there have been no significant subsequent events up until the date of signing this Financial Report.

12.
 Significant Changes in State of Affairs
There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

13.
 Likely Development, Prospects and Business Strategies
The Company is focused on maximising stakeholder value through operation or divestment of assets. In addition to its interest in the Malaysian joint venture Company, the Company will continue to look at other opportunities and projects to enhance shareholder value, including conclusion of the currently proposed reverse takeover opportunity and other potential reverse merger opportunities should they arise.

14.
 Proceedings on Behalf of the Company
No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

15.
 Non Audit Services
The Board of Directors, in accordance with advice from the audit and risk committee, is satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:
●
All non-audit services are reviewed and approved by the audit and risk committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
●
The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for professional Accountants set by the Accounting Professional and Ethics Standards Board.
The Group’s auditors have not provided other assurance or non-assurance services during the year. Refer to Note 22 for details of amounts paid to the Group’s auditors during the year.

16.
 Environmental Regulations
Mission NewEnergy Ltd operations are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory in Australia.

17.
 The Lead Auditor’s Independence Declaration
The lead auditor’s independence declaration, in accordance with S307C of the Corporations Act 2001 for the year ended 30 June 2017 has been received and can be found on page 14 of the Directors’ Report.
Signed in accordance with a resolution of the Board of Directors.

Dato’ Nathan Mahalingam
Executive Chairman and Group Chief Executive Officer
Date: 27 September 2017

AUDITORS INDEPENDENCE DECLARATION

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE OF WAYNE BASFORD TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor of Mission NewEnergy Limited for the year ended 30 June 2017, I declare that, to the best of my knowledge and belief, there have been:

1.
No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

2.
No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mission NewEnergy Limited and the entity it controlled during the period.

Wayne Basford
Director

BDO Audit (WA) Pty Ltd
Perth, 27 September 2017

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

 FINANCIAL STATEMENTS TABLE OF CONTENTS

INANCIAL STATEMENTS TABLE OF CONTENTS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS		18
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		20
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		21
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		23
CONSOLIDATED STATEMENT OF CASH FLOWS		24
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		25
HOW NUMBERS ARE CALCULATED		25
1	Nature of operations and general information	25
2	Basis of preparation	25
3	New, revised or amending Accounting Standards and Interpretations adopted	26
4	New Accounting Standards and Interpretations not yet mandatory or early adopted	26
5	Segment reporting	27
6	Expenses	28
7	Income Tax	28
8	Earnings per share	29
9	Cash and cash equivalents	29
10	Trade and Other Receivables	29
11	Trade and Other Payables	30
12	Provisions	30
13	Issued Capital	30
14	Cash Flow Information	31
GROUP STRUCTURE		32
15	Investments in subsidiaries, unconsolidated entities and associates	32
RISK		33
16	Critical Accounting Estimates and Judgments	33
17	Financial Instruments and Financial Risk Management	34
18	Capital Management	35
UNRECOGNISED ITEMS		36
19	Capital and Leasing Commitments	36
20	Contingent Liabilities and Contingent Assets	36
21	Events occurring after the reporting period	36
OTHER INFORMATION		37
22	Remuneration of Auditors	37
23	Related Parties	37
24	Parent entity information	37
25	Company Details	37
26	Authorisation of financial statements	37
Directors declaration		38
Independent Audit Report tomembers of Mission NewEnergy Ltd		39

 CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED 30 JUNE 2017
	Note	2017	2016
		$	$
Other income		7,777	41,960
Total revenue		7,777	41,960
Director and Employee benefits expense	6a	(467,220)	(1,090,634)
Net foreign exchange (losses)/gains		(10,874)	(339,576)
Consultants’ expenses		(13,017)	(9,301)
Regulatory expenses		(40,228)	(28,645)
Travel expenses		(66,488)	(188,092)
Rental expenses		(11,986)	(17,039)
Other expenses	6b	(298,617)	(586,192)
Depreciation and amortisation expenses		(487)	(175)
Impairment of investment in associate	16	(3,608,038)	-
(Loss)/Profit before income tax		(4,509,178)	(2,217,694)
Income tax expense	7	(3,252)	(844)
(Loss)/Net Profit before non-controlling interest		(4,512,430)	(2,218,538)
Share of net (loss)/profit of associate accounted for using the equity method	15	(38,174)	(110,007)
(Loss)/Profit for the year after tax		(4,550,604)	(2,328,545)
Profit/(Loss) attributable to:
Owners of Mission NewEnergy Ltd		(4,550,604)	(2,328,545)
Non-controlling interests		-	-
		(4,550,604)	(2,328,545)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE YEAR ENDED 30 JUNE 2017 Contd.
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic (loss)/earnings per share (dollars)	8	(0.11)	(0.06)
Diluted (loss)/earnings per share (dollars)	8	(0.11)	(0.06)
Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	8	(0.11)	(0.06)
Diluted earnings/(loss) per share (dollars)	8	(0.11)	(0.06)

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2017
	$2017	$2016
Profit/(Loss) for the year	(4,550,604)	(2,328,545)
Other comprehensive income
Items that may be realised through profit or loss:
Exchange differences on translating foreign operations	(20,146)	324,255
Other comprehensive (loss)/income for the period net of tax	(20,146)	324,255
Total comprehensive loss for the year	(4,570,750)	(2,004,290)
Attributable to non-controlling equity interests	-	-
Attributable to owners of the parent	(4,570,750)	(2,004,290)
Comprehensive (loss)/income from Continuing Operations	(4,570,750)	(2,004,290)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2017
	Note	2017	2016
		$	$
Current Assets
Cash and cash equivalents	9	387,840	1,400,538
Trade and other receivables	10	6,134	1,117,594
Other assets		3,751	4,166
Total current assets		397,725	2,522,298

Non-Current Assets
Property, plant and equipment		1,748	2,455
Investments accounted for using the equity method	15	-	3,646,211
Non-Current assets held for sale	16	-	-
Total non-current assets		1,748	3,648,666
Total Assets		399,473	6,170,964
Current Liabilities
Trade and other payables	11	21,072	104,157
Short-term provisions	12	183,885	1,301,541
Total current liabilities		204,957	1,405,698
Net Assets		194,516	4,765,266

CONSOLIDATED STATEMENT OF FINANCIAL POSITION Contd.
	Note	2017	2016
		$	$
Equity
Issued capital	13	523,197	523,197
Reserves		1,184,653	1,204,799
Retained losses) / earnings		(1,513,334)	3,037,270
Total Equity		194,516	4,765,266
The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2017
	Ordinary Share Capital	Retained Earnings/ (losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Total
	$	$	$	$	$
Balance as at 30 June 2015	523,197	5,365,815	150,000	730,544	6,769,556
Loss after income tax expense for the year	-	(2,328,545)	-	-	(2,328,545)
Other Comprehensive income for the period	-	-	-	324,255	324,255
Total Comprehensive Income	-	(2,328,545)	-	324,255	(2,004,290)
Balance as at 30 June 2016	523,197	3,037,270	150,000	1,054,799	4,765,266
Transactions with owners in their capacity as owner
Loss after income tax expense for the year	-	(4,550,604)	-	-	(4,550,604)
Other Comprehensive income for the period	-	-	-	(20,146)	(20,146)
Total Comprehensive Income		(4,550,604)		(20,146)	(4,570,750)
Balance as at 30 June 2017	523,197	(1,513,334)	150,000	1,034,653	194,516

 CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2017
	Note	2017 $	2016 $
Cash Flows From Operating Activities
Receipts from customers		-	-
Payments to suppliers and employees		(983,190)	(2,118,136)
Interest received		7,718	41,347
Income tax paid		(3,252)	(844)
Net cash generated / (used in) operating activities	14	(978,724)	(2,077,633)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		-	(2,618)
Retention released		1,056,870	-
Payable associated with retention released		(1,056,870)	-
Settlement payment of legal dispute		-	(4,040,886)
Amounts released/(placed) on deposit for legal dispute		-	4,040,886
Asset sale retention deposit		-	332,333
Net cash provided from investing activities		-	329,715

Cash Flows From Financing Activities
Repayments of borrowings		-	-
Net cash (used) by financing activities		-	-
Net (Decrease) In Cash And Cash Equivalents		(978,724)	(1,747,918)
Cash and cash equivalents at beginning of the financial year		1,400,538	3,150,776
Effects of exchange rate fluctuations of cash held in foreign currencies		(33,974)	(2,320)
Cash And Cash Equivalents At End Of Financial Year	9	387,840	1,400,538
The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 HOW NUMBERS ARE CALCULATED
This section provides additional information about those individual line items in the financial statements that the Directors consider most relevant in the context of the operations of the entity, including:
(a) information and accounting policies that are relevant for an understanding of the items recognised in the financial statements. Accounting policies specific to an item of disclosure are included with that disclosure in these Financial Statements,
(b) analysis and sub-totals, including segment information,
(c) information about estimates and judgements made in relation to particular items.
1.
 Nature of operations and general information
Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:
●
listed on the ASX (MBT) with its operations in Malaysia. Currently the shares on the ASX are in voluntary suspension pending the completion of a proposed Reverse Take Over;
●
that has a 20% interest in an Associate owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia, which is expected to be retrofitted to produce biodiesel from lower cost feedstock. This investment was equity accounted at 30 June 2016 and classified as an associate within these financial statements with a carrying value of $3.6 million (note 15). At 30 June 2017, following a change in classification of this asset to held for sale, the carrying value was written down to NIL (see note 16).

2.
 Basis of preparation
Statement of compliance
The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB’s) (including Australian interpretations) issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.
These accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

Basis of measurement
The financial report has been prepared on an accruals basis and is based on historical costs. All amounts shown are in Australian dollars ($A) unless otherwise stated.

Significant matters

Going concern
The Group realised a net operating loss for the year ended 30 June 2017 of $4,550,604 (2016 : $2,328,545) and incurred net cash outflows from operating activities of $978,724 (2016 : $2,077,633). At 30 June 2017 the Group had net working capital of $192,768 (2016 : 1,116,600). At the date of 27 September 2017 the Group has a cash balance of around $328,000 and net assets of around $121,000.
The ability of the Group to continue as a going concern is dependent on securing additional funding through the issue of further equity (either via an equity raise or via the proposed reverse takeover transaction as discussed in the Directors report) or debt, generating positive cash flows from new operations, and/or realising cash through the sale of its 20% share in the associate.
These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.
Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:
●
raise additional funding through debt and/or equity;
●
reduction of expenditure where Directors have agreed to not draw a fee or accrue a salary;
●
generate positive cash flows from new operations; and
●
realise cash through the sale of its 20% share in the associate.
Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.

Carrying value of investment in associate
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company (see note 15).
FGVGE is continuing with the process of assessing whether it will complete the retrofit of the 250,000 tpa refinery and this assessment includes:
●
Assessing the expected costs of the refurbishment to install the new technology to the refinery to enable it to produce Biodiesel using lower quality, and hence generally cheaper cost feedstock;
●
Assessment of the forecast profitability of the refinery given current oil prices, feedstock prices and government incentives;
●
Assessment of financing options for the refurbishment of the refinery which is currently made up of equity injected by each shareholder and interim funding from FGV Capital; and
●
Finalising a sales off-take agreement.
FGVGE is currently pursuing options to refinance the existing loan from FGV Capital with third party debt financiers. The Board of FGVGE continues to review the status of the project.
The Group’s investment in associate is recorded at NIL (2016: $3,646,211), please refer to note 15 and 16 for further information.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Functional and Presentation currency
The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:
●
Malaysian investments (20% investment in Associate) - Malaysian Ringgit
●
Other – Australian Dollar.
The Board of Directors approved this financial report on 27 September 2017.

3.
 New, revised or amending Accounting Standards and Interpretations adopted
The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the AASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have a material impact on the financial performance or position of the consolidated entity.
Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

4.
 New Accounting Standards and Interpretations not yet mandatory or early adopted
Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for period ended 30 June 2017. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.
AASB 9 Financial Instruments
These amendments must be applied for financial years commencing on or after 1 January 2018. Therefore application date for the Company will be 30 June 2019.
AASB 9 addresses the classification, measurement and de-recognition of financial assets and financial liabilities, it also sets out new rules for hedge accounting. There will be no impact on the Company’s classification or measurement for financial assets and financial liabilities. Currently the Group holds no financial instruments that would it would have paid the amortised cost for. The new hedging rules align hedge accounting more closely with the Company’s risk management practices. As a general rule it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation. Currently the Group does not enter into derivative contracts.
AASB 15 Revenue from Contracts with Customers
These amendments must be applied for annual reporting periods beginning on or after 1 January 2018. Therefore application date for the Company will be 30 June 2019.
An entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This means that our Associate once in production, will only recognize revenue when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently the case under IAS 18 Revenue.
AASB 16 Leases
AASB 16 eliminates the operating and finance lease classifications for lessees currently accounted for under AASB 117 Leases. It instead requires an entity to bring most leases onto its statement of financial position in a similar way to how existing finance leases are treated under AASB 117. An entity will be required to recognise a lease liability and a right of use asset in its statement of financial position for most leases.
There are some optional exemptions for leases with a period of 12 months or less and for low value leases. The application date of this standard is for annual reporting periods beginning on or after 1 January 2019. Due to the recent release of this standard, the group has not yet made a detailed assessment of the impact of this standard.
It is not expected that there will be any impact on the financial statements when these amendments are adopted.

5.
 Segment reporting
Segment Report – 2017	Biodiesel Refining	Corporate	Total
	2017 $	2017 $	2017 $
Revenue
Revenue from external customers	-	-	-
Interest received	2,744	5,028	7,772
Other income	-	5	5
Total segment revenue	2,744	5,033	7,777
Employee benefits expense	(70,590)	(34,679)	(105,269)
Executive Directors benefits expense	(15,991)	(293,600)	(309,591)
Non-Executive Directors benefits expenses	-	(52,360)	(52,360)
Depreciation and amortisation	(487)	-	(487)
Finance costs	-	-	-
Impairment of investment in associate	(3,608,038)	-	(3,608,038)
Other expenses	(169,139)	(272,071)	(441,210)
Share of net loss of associate accounted for using the equity method	(38,174)	-	(38,174)
Segment result before tax	(3,899,675)	(647,677)	(4,547,352)
Income tax expense	(3,252)	-	(3,252)
Net (loss) for the year			(4,550,604)

Non-current Segment assets	1,748	-	1,748
Total Segment assets	40,499	358,974	399,473
Segment liabilities	(3,864)	(201,093)	(204,957)

Segment Report – 2016	Biodiesel Refining	Corporate	Total
2016 $		2016 $	2016 $
Revenue
Revenue from external customers	-	-	-
Interest received	12,881	28,336	41,217
Other income	731	12	743
Total segment revenue	13,612	28,348	41,960
Employee benefits expense	(96,008)	(79,065)	(175,073)
Executive Directors benefits expense	(39,995)	(749,900)	(789,895)
Non-Executive Directors benefits expenses	-	(125,666)	(125,666)
Depreciation and amortisation	(175)	-	(175)
Finance costs	-	-	-
Other expenses	(867,092)	(301,753)	(1,168,845)
Share of net loss of associate accounted for using the equity method	(110,007)	-	(110,007)
Segment result before tax	(1,099,665)	(1,228,036)	(2,327,701)
Income tax expense			(844)
Net (loss) for the year			(2,328,545)

Non-current Segment assets	3,648,666	-	3,648,666
Total Segment assets	5,069,833	1,101,131	6,170,964
Segment liabilities	(1,114,920)	(290,778)	(1,405,698)
Acquisitions of property, plant and equipment	2,455	-	2,455

Accounting Policies: Segment reporting
The Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.
Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.
Intersegment Transfers: There are no intersegment transfers.
Business and Geographical Segments: The Group had one key business segment, being biodiesel, which is located in Malaysia.

6.
 Expenses
	2017 $	2016 $
6a) Director and Employee benefits expense
Wages and Salaries	450,318	1,041,974
Contribution to defined contribution plans	16,902	48,660
	467,220	1,090,634
6b) Other expenses:
Audit fees	46,748	66,748
Computer maintenance & consumables	592	6,114
Communication expenses	14,725	28,773
Insurance costs	78,004	91,138
Legal fees	52,508	152,961
Plant sale and operating costs	-	188,185
Due diligence costs	73,145	-
Other administrative costs	32,895	52,273
Total	298,617	586,192

7.
 Income Tax
	2017 $	2016 $
a. The components of tax expense comprise
Current tax	(3,252)	(844)
Deferred tax	-	-
	(3,252)	(844)
b. The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting (loss) before tax	(4,509,178)	(2,217,694)
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%	(1,352,753)	(665,308)
Adjusted for:
Tax effect of:
● losses not brought to account	1,349,501	664,464
	(3,252)	(844)
Add:
Over provision for income tax in prior year	-	-
Income tax attributable to entity	(3,252)	(844)

The applicable weighted average effective current tax rate is as follows:	0%	0%
Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used and may be subject to continuity of ownership and business test.
At both period ends the Group has not recognised any current or deferred tax liabilities or assets.
Deferred tax assets on losses to a value of $2.8 million (2016: $2.9 million) to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$3.1 million (2016: A$1.2 million).

Accounting Policy: Income Tax
The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.
Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.
Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the Statement of profit or loss, except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.
Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.
The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

8.
 Earnings per share
a. Reconciliation of earnings to profit or loss
Earnings used in calculation of both ordinary and dilutive EPS	(4,550,604)	(2,328,545)
b. Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	(4,550,604)	(2,328,545)
c. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	40,870,275	40,870,275
Effect of:
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	40,870,275	40,870,275

Accounting policy: Earnings per share
Basic earnings per share are calculated by dividing the profit attributable to owners of the company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with the dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

9.
 Cash and cash equivalents
	2017 $	2016 $
Cash at bank and in hand	147,673	271,158
Short-term bank deposits	240,167	1,129,380
	387,840	1,400,538

See note 17, Financial Instruments, for information on risk exposures for cash and cash equivalents.

Accounting policy: Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

10.
 Trade and Other Receivables
	2017 $	2016 $
CURRENT
Receivable – sales proceeds withheld	-	1,114,830
Other receivables	6,134	2,764
TOTAL	6,134	1,117,594

The Receivable – Sales proceeds withheld, relates to a portion of the proceeds from the sale of the 250,000 tp refinery withheld to be settled as deferred consideration on settlement of convertible notes previously owed (see note 12). This amount was received with the corresponding payment in the current financial year.

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of assumptions and estimates. Please refer to note 17 for a discussion around credit risk, provisioning and age analysis of financial assets.

11.
 Trade and Other Payables
CURRENT
Unsecured liabilities:
Trade payables	82	55,069
Sundry payables and accrued expenses	20,990	49,088
	21,072	104,157

12.
 Provisions
CURRENT
Provision for leave	183,885	186,711
Provision for legal settlements	-	1,114,830
	183,885	1,301,541
The Provision for legal settlement, relates to a portion of the proceeds from the sale of the 250,000 tpa refinery and has been settled in the current financial period (see note 10).

13.
 Issued Capital
Fully paid ordinary shares (Issued and authorised)
	2017 Number	2017 $	2016 Number	2016 $
At the beginning of reporting period	40,870,275	523,197	40,870,275	523,197
Ordinary shares issued	-	-	-	-
At reporting date	40,870,275	523,197	40,870,275	523,197

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.
There were no warrants, performance rights or options in existence at reporting date.

Accounting policy: Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

14.
 Cash Flow Information
Reconciliation of Cash Flow from Operations with Profit (Loss) after Income Tax	2017 $	2016 $
(Loss) after income tax	(4,550,604)	(2,328,545)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	487	175
Share of net loss/(profit) of associate	38,174	110,007
Provision for employee benefits	(2,826)	9,094
Other non cash adjustments	4,436	-
Impairment of associate	3,608,038	-
Net cash (used in) operating activities before change in assets and liabilities	(902,295)	(2,209,269)

Change in assets and liabilities
Decrease in receivables	1,091	75,730
(Increase) / decrease in other assets	(4,691)	36,022
Increase in creditors and accruals	(87,870)	(325,926)
Foreign Currency Adjustments	15,041	345,810
	(76,429)	131,636

Cash (used in) operations	(978,724)	(2,077,633)
There were no non-cash investing activities during the reported periods.
Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

 GROUP STRUCTURE
This section provides information which will help users understand how the group structure affects the financial position and performance of the group as a whole. In particular, there is information about:
● changes to the structure that occurred during the year as a result of business combinations and the disposal of a discontinued operation
● transactions with non-controlling interests and interests in joint ventures.
A list of subsidiaries is provided in note 15. This note also discloses details about the group’s equity accounted investments.

15.
 Investments in subsidiaries, unconsolidated entities and associates
(a) Subsidiaries
The Group’s subsidiaries at 30 June 2017 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.
		Percentage Owned (%)		Ownership interest held by non-controlling interests
	Country of Incorporation	2017	2016	2017	2016	Principal activities
A. Controlled Entities Consolidated
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biofuels Sdn Bhd	Malaysia	100	100	-	-	Administrative entity
M2 Capital Sdn Bhd	Malaysia	100	100	-	-	Holds 20% of FGV Green Energy SB
B. Associates
Felda Green Energy Sdn Bhd	Malaysia	20	20	80	80	Biodiesel refining

Set out below is the associate of the group as at 30 June 2017. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.
Name of entity	Country of Incorporation	Percentage Owned (%)		Nature of relationship	Measurement method	Carrying amount ($)
		2017	2016			2017	2016
FGV Green Energy Sdn Bhd	Malaysia	20	20	Associate	Equity method	-	3,646,211

Summarised statement of comprehensive income	FGV Green Energy Sdn Bhd
	2017	2016
Interest income	-	-
(Loss)/Profit from operations	(354,842)	(550,035)
Dividends received	-	-
The Groups share of (Loss)/profit from operations	(38,174)	(110,007)

Summarised statement of financial position	FGV Green Energy Sdn Bhd
	2017	2016
Cash and cash equivalents	74,158	310,610
Other current assets	230,602	22,969,284
Non-current assets	33,125,295	35,559,859
Current liabilities	(18,775,207)	(42,184,168)
Non-current financial liabilities	-	(101,291)
Net Assets	14,654,848	16,554,294

Accounting policy: Principles of Consolidation
The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd. A list of controlled and associate entities with details of acquisitions and disposals is contained in this note. All controlled entities have a 30 June financial year-end. The Associate company has a 31 December year end.
All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.
Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.
Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

Foreign Currency Transactions and Balances
Functional and presentation currency
The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.
Exchange differences arising on the translation of monetary items are recognised in the Statement of profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.
Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the Statement of Profit or Loss.

Group companies
The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:
● assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
● income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and
● retained earnings are translated at the exchange rates prevailing at the date of the transaction.
Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss in the period in which the operation is disposed.

 RISK
This section of the notes discusses the groups exposure to various risks and shows how these could affect the Groups financial position and performance.

16.
 Critical Accounting Estimates and Judgments
The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.
Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2017. During the twelve months ended 30 June 2017 management reassessed its estimates in respect of:

Impairment of assets
The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Investments in subsidiaries
Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.
In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 24: Parent Information for further details.

Investments in associates/Non-Current Assets held for sale
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. Investments in associates held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount at 30 June 2016 was assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’. At 30 June 2016 the 20% shareholding of Felda Green Energy Sdn Bhd (FGVGE) in Malaysia was carried at cost less the groups share of losses for the reporting period (Refer to note 15).
During the current financial year the Group announced an intention to undertake a Reverse Take Over (refer to the Director’ Report for further details). Under the RTO arrangement the Group is required to dispose of the shares held in the Associate Joint Venture Company. The accounting standards require assets held for sale to be separately disclosed on statement of financial position with the value of the investment into the joint venture company to be accounted for at the lower of carrying value or fair value less costs to sell.
In assessing the carrying value of the investment, the following factors were considered by the Directors:
o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.

Given that the Group has entered into this agreement in December 2016 which requires the sale of its 100% stake in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment, however continues to actively seek buyers. Accordingly the Directors have deemed it prudent to impair the carrying value of the investment to NIL during the current financial year. Should the Group sell the refinery an impairment reversal is expected to be recognised in the financial records of the Group.

	2017	2016
	$	$
Impairment of investment in associate	3,608,038	-
	3,608,038	-

17.
 Financial Instruments and Financial Risk Management

Financial Risk Management
The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, other financial assets and accounts payable.
The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.
The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented. In addition the group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.
As at 30 June 2017 and 30 June 2016 the group held the following financial instruments:
	2017 $	2016 $
Financial assets
Cash and cash equivalents	387,840	1,400,538
Receivables (Current)	6,134	1,117,594
Financial liabilities
Trade and other payables	21,072	104,157
The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.
Interest rate risk
Interest rate risk is managed with floating rate deposits.
Group sensitivity
At 30 June 2017, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;
●
Effect on post tax profit – A$NIL lower/higher (2016: A$ Nil lower/higher)
●
Equity would have been – A$NIL lower/higher (2016: A$ Nil lower/higher)

Foreign currency risk
The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Malaysian Ringgit and the US dollar.
Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.
Group sensitivity
At 30 June 2017, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;
Effect on cash and cash equivalent – A$6,229 lower / A$18,624 higher (2016: A$167,019 lower / A$16,877 higher
Profit and Loss would have been – A$6,229 lower / A$18,624 higher (2016: A$167,019 lower / A$16,877 higher)
Hedging of Foreign Currency Risk
At financial report date the Group had no forward exchange contracts in place.

Credit risk
The following table sets out the credit quality of financial assets:
	2017 $	2016 $
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+ (Australian)	358,974	1,100,041
P-2 (Malaysia)	28,866	300,497
	387,840	1,400,538
Receivables
Counterparties without external credit rating
Group 1	6,134	1,117,594
Group 1 receivables in 2016 primarily relate to receivables related to the sale of the refinery in the prior financial year whereby proceeds of the sale were withheld pending certain legal proceedings.
Commodity Risk
As there was no inventory held as at 30 June 2017, the Group has no direct exposure to market prices of input costs into the production of biodiesel.
Liquidity risk
			Weighted Average Interest Rate
	2017	2016	2017	2016
		$	$ %	%
Financial Assets:
Cash and cash equivalents	387,840	1,400,538	1.28	1.93
Loans and Receivables	6,134	1,117,594	-	-
	393,974	2,518,132

Current liabilities	204,957	1,405,698
The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained to meet known liabilities.

Accounting policy: Financial Instruments
Recognition
Financial instruments are initially measured at fair value on trade date, which includes transaction costs (except where the instrument is classified as ‘fair value through profit or loss’ in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost.

Impairment of financial assets
At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the Statement of profit or loss.

18.
 Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the stage that the business is in, managements preferred approach is to fund the business with equity, however where equity funding is not available debt funding is considered. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.
The Group has no debt and capital includes ordinary share capital, supported by financial assets.

 UNRECOGNISED ITEMS
This section of the notes provides information about items that are not recognised in the financial statements as they do not (yet) satisfy the recognition criteria.

19.
 Capital and Leasing Commitments

The group has no operating lease or capital expenditure commitments.

20.
 Contingent Liabilities and Contingent Assets

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2017.

21.
 Events occurring after the reporting period
There have been no significant subsequent events up until the date of signing this Financial Report.

 OTHER INFORMATION
This section of the notes includes other information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the financial statements.

22.
 Remuneration of Auditors
	2017 $	2016 $
Audit services
Remuneration of the auditor of the parent entity for:
● auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	36,837	60,909

23.
 Related Parties
During the period a subsidiary in the Group leased a portion of office space from a company owned by the Chief Executive Officer at a cost of around A$650 per month. The lease is on a month to month basis.
There were no other transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

24.
 Parent entity information
	2017	2016
Information relating to Mission NewEnergy Limited:	$	$
Current assets	358,974	1,101,131
Non-current assets	-	3,720,509
Total assets	358,974	4,821,640
Current liabilities	(201,093)	(295,573)
Total liabilities	(201,093)	(295,573)
Net asset surplus / (deficit)	157,881	4,526,067
Issued capital	418,635	418,635
Opening Retained Profit / (Loss)	3,957,431	5,900,761
Share based payments reserve	150,000	150,000
Total shareholders’ equity/deficit	(4,526,066)	(6,469,396)
(Loss) of the parent entity during the year	(4,368,185)	(1,943,331)
Total shareholders equity deficit	(157,881)	(4,526,065)

	2017 $	2016 $
Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-
The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2017.

25.
 Company Details
The registered office of the company is: Mission NewEnergy Limited, Unit B9, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:
Australia	Mission NewEnergy Limited Head Office Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008, Australia.
Malaysia	Mission Biofuels Sdn Bhd M2 Capital Sdn Bhd No 5E Nadayu 28 Dagang Jalan PJS 11/7 Bandar Sunway 47500 Subang Jaya Selangor, Malaysia

26.
 Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2017 (including comparatives) were approved by the Board of Directors on 27 September 2017.

Dato’ Nathan Mahalingam
Director

 Directors Declaration
Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)
1.
In the opinion of the Directors of Mission NewEnergy Limited (the company):
a.
The consolidated financial statements and notes are in accordance with the Corporations Act 2001, including:
I.
giving a true and fair view of the financial position of the Group as at 30 June 2017:
II.
and of it’s performance, for the financial year ended on that date, and
III.
complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001; and
IV.
The financial report also complies with International Financial Reporting Standards and other mandatory professional reporting requirements as disclosed in note 2.
b.
there are reasonable grounds to believe that Mission NewEnergy Ltd will be able to pay its debts as and when they become due and payable
2.
The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Group Chief Executive Officer and Chief Finance Officer for the financial year ended 30 June 2017.
This declaration is made in accordance with a resolution of the Board of Directors.

Dato’ Nathan Mahalingam
Executive Chairman and Group Chief Executive Officer

Dated: 27 September 2017

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR’S REPORT

To the members of Mission NewEnergy Limited

Report on the Audit of the Financial Report
Opinion
We have audited the financial report of Mission NewEnergy Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2017, the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of change in equity, and the consolidated statement of cash flows for the year then ended, and notes to the financial report, including a summary of significant accounting policies and the directors’ declaration.
In our opinion the accompanying financial report of the Group, is in accordance with the Corporations Act 2001, including:
(i) Giving a true and fair view of the Group’s financial position as at 30 June 2017 and of its financial performance for the year ended on that date; and
(ii) Complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion
We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.
We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern
We draw attention to Note 2 in the financial report which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realise its assets and discharge its liabilities in the normal course of business. Our opinion is not modified in respect of this matter.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Impairment of Investment in Associate

Key audit matter	How the matter was addressed in our audit
As disclosed in note 16, impairment charges amounting to $3,608,038 relating to the Group’s investment in associate have been recognised as at 30 June 2017.
Given the quantum of this impairment and the judgement exercised by the Group in determining the recoverable amount of the asset and calculating the impairment charges, we considered this area to be significant for our audit.

Our procedures included, but were not limited to:
● Evaluating the Group’s assumptions and estimates used to determine the recoverable amount of the asset;
● Discussing with Group management the current operations and activities of the associate;
● Reviewing sales progress of the Group’s 20% interest in the associate; and
● Assessing the adequacy of the Group’s disclosure and impairment assessment as disclosed in note 16 to the financial report.

Other information
The directors are responsible for the other information. The other information comprises the unaudited information contained in directors’ report for the year ended 30 June 2017, but does not include the financial report and our auditor’s report thereon, which we obtained prior to the date of this auditor’s report, and the annual report, which is expected to be made available to us after that date.
Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to the directors and will request that it is corrected. If it is not corrected, we will seek to have the matter appropriately brought to the attention of users for whom our report is prepared.

Responsibilities of the directors for the Financial Report
The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.
In preparing the financial report, the directors are responsible for assessing the ability of the group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the Financial Report
Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.
A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website (http://www.auasb.gov.au/Home.aspx) at:
http://www.auasb.gov.au/auditors_files/ar2.pdf
This description forms part of our auditor’s report.

Report on the Remuneration Report
Opinion on the Remuneration Report
We have audited the Remuneration Report included in pages 9 to 15 of the directors’ report for the year ended 30 June 2017.
In our opinion, the Remuneration Report of Mission NewEnergy Limited, for the year ended 30 June 2017, complies with section 300A of the Corporations Act 2001.

Responsibilities
The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.
BDO Audit (WA) Pty Ltd

Wayne Basford
Director
Perth, 27 September 2017

Corporate Governance Report
CORPORATE GOVERNANCE REPORT
The Board of Directors of Mission NewEnergy Limited (Mission) is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable and to take into account the interests of other stakeholders including clients, employees, suppliers and the community as a whole.
This Statement reflects our Corporate Governance policies and initiatives as at 27 September 2017 and was approved by the Board of Directors on that date.
In accordance with the Australian Securities Exchange (ASX) third edition Corporate Governance Council’s (“CGC”) “Principles of Good Corporate Governance and Best Practice Recommendations” the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed together with the reasons for the departure.
The Company’s corporate governance practices were in place throughout the year and are compliant, unless otherwise stated, with the ASX Corporate Governance Council’s principles and recommendations, which are noted below.

Principle 1.	Lay solid foundations for management and oversight
Principle 2.	Structure the Board to add value
Principle 3.	Act ethically and responsibly
Principle 4.	Safeguard integrity in financial reporting
Principle 5.	Make timely and balanced disclosure
Principle 6.	Respect the rights of security holders
Principle 7.	Recognise and manage risk
Principle 8.	Remunerate fairly and responsibly

The Board has developed policies and practices consistent with the ASX Recommendations, with such adjustments as the Board believes are appropriate for the particular circumstances of the Company. Consistent with these policies, a summary of the corporate governance policies and practices adopted by Mission is set out below.

Role of the Board of Directors
The Board of Mission is responsible for setting the Company’s strategic direction and providing effective governance over Mission’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximising shareholder value. The Board's key responsibilities are to:

chart the direction, strategies and financial objectives for Mission and monitor the implementation of those policies, strategies and financial objectives;

keep updated about the Group’s business and financial status;

provide oversight and monitor compliance with regulatory requirements, ethical standards, risk management, internal compliance and control, code of conduct, legal compliance and external commitments;

appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Group Chief Executive Officer, the Company Secretary and the Chief Financial Officer;

exercise due care and diligence and sound business judgment in the performance of those functions and responsibilities;

ensure that the Board continues to have the mix of skills and experience necessary to conduct Mission's activities, and that appropriate Directors are selected and appointed as required, and

The Group has a formal process to educate new directors about the nature of the business, current issues, the corporate strategy, the culture and values of the Group, and the expectations of the Group concerning performance of the directors. In addition, Directors are also educated regarding meeting arrangements and Director interaction with each other, senior executives and other stakeholders. Directors also have the opportunity to visit Group facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skill and knowledge.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.
In accordance with Mission's Constitution, the Board delegates responsibility for the dayñtoñday management of Mission to the Group Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition
During the majority of the financial year ended June 2017, the Board was comprised of 6 directors, of which two were independent nonñexecutive Directors. On 15 June 2017 the Company announced that in line with the current limited Group operations, the three non-executive Directors resigned. Details of each director’s skills, expertise and background are contained within the directors’ report included with the company’s annual financial statements. The Board considers the mix of skills and the diversity of Board members when assessing the composition of the Board. The Board assesses existing and the potential Director’s skill to ensure they have appropriate industry expertise in the Group’s operating segments.
The following table sets out the mix of skills and diversity that the Board had during the financial year:

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

No# of Directors
Expertise

CEO/CFO/Senior Exec	4
Legal	-
Financially Knowledgeable	5
Information Technology	1
Government/Public Sector	3
Other For Profit Directorships	6
Financial Expert	2
Mergers and Acquisitions	4

Competencies

Strategic Leadership	4
Vision and Mission	4
Networking	4
Governance	4

Independence, in this context, is defined to mean a nonñexecutive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Directors’ ability to act in the best interests of Mission. The definition of independence in ASX Recommendation 2 is taken into account for this purpose. In Missions instance, for the majority of the financial year, two Non-executive Directors were independent, one Non-executive Director was deemed non-independent due to a material holding of the groups ordinary shares and three of the Directors were executives. After the Director resignations, the three remaining Directors are all executive Directors.
Following the resignations, Dato’ Swaminathan Mahalingam took the role of Executive Chairman.
Apart from the Managing Director, Mission's Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for reñelection. Directors are elected or reñelected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for reñelection. A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Mission but is eligible for reñelection at that meeting.
Under Mission's Constitution, voting requires a simple majority of the Board. The Chairman does not hold a casting vote.

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Board Diversity
The Board has a formal diversity policy which states that Mission NewEnergy Limited is committed to embedding a corporate culture that embraces diversity through;

Recruitment on the basis of competence and performance and selection of candidates from a diverse pool of qualified candidates,

Maintaining selection criteria that does not indirectly disadvantage people from certain groups,

Provide equal employment opportunities through performance and flexible working practices,

Maintain a safe working environment and supportive culture by taking action against inappropriate workplace and business behaviour that is deemed as unlawful (discrimination, harassment, bullying, vilification and victimisation),

Promote diversity across all levels of the business,

Undertake diversity initiatives and measuring their success,

Regularly surveying our work climate,

The Board of Directors establishing measurable objectives in achieving gender diversity.
Since the Company’s incorporation, given its cross-jurisdictional operations in Australia and Malaysia, a diversity practice was naturally in place during the majority of the financial year. All members of the Board were and are male. The Board continues to review the gender diversity goals of the Group, but given the Group wide restructure that has been undertaken and the reduction in operations, no changes are currently deemed appropriate.

Board and management effectiveness
Responsibility for the overall direction and management of Mission, its corporate governance and the internal workings of Mission rests with the Board, notwithstanding the delegation of certain functions to the Group Chief Executive Officer and management generally (such delegation effected at all times in accordance with Mission’s Constitution and its corporate governance policies). The Board has access, at the company’s expense, to take independent professional advice after consultation with the Chairman.
Historically an annual evaluation procedure in relation to the Board, individual Directors and Company executives was completed during the year. Due to the limited operations, an evaluation was not undertaken in this past financial year. Historically, the evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each Board Member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual Director was required to self assess his performance and discuss the results with the Chairman. Individual Directors’ performance is evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things).
A similar process for review of committees was undertaken during the 2015/16 financial year.
To ensure management, as well as Board effectiveness, the Remuneration and Nomination Committee has direct responsibility for evaluating the performance of the Group Chief Executive Officer and other executives. During the year the Nomination and Remuneration Committee did not undertake a review of management effectiveness.
Internal control, risk management and financial reporting
The Board has overall responsibility for Mission's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.
The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Management Committee (see the Audit and Risk Management Committee). The Board regularly receives information about the financial position and performance of Mission. For annual and half-yearly accounts released publicly, the Group Chief Executive Officer and the Chief Financial Officer sign-off to the Board:
●
the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and
●
that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.
In addition, management has reported to the Board on the effectiveness of the Company’s management of its material business risks.

Internal audit
The Audit and Risk Committee reviews all external audit items raised and provides guidance where appropriate or required. Due to the current size and nature of operations within the Group, no internal audit function currently exists. The Audit and Risk Committee regularly reviews and evaluates the effectiveness of the organisations key risk areas and risk mitigation practices through a review of information provided by Executive management and extensive discussion during meetings.
The companies risk management policy is included in the Corporate Governance section of the Company’s website. This policy was not reviewed during the financial year due to the limited operations within the Group.

Committee’s of the Board of Directors
During the majority of the financial year, the Board had established two permanent Board committees to assist the Board in the performance of its functions:
●
the Audit and Risk Management Committee; and
●
the Remuneration and Nomination Committee.
Each committee has a charter, which sets out the Committee's purpose and responsibilities. The Committees are described further below.
The names of the members during the financial year of the two committees are set out in the Directors’ report contained within the Company’s annual financial statements.
Audit and Risk Management Committee
The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:
●
Mission's financial reporting, internal control structure and risk management systems’;
●
the internal and external audit functions; and
●
Mission's compliance with legal and regulatory requirements in relation to the above.
The Audit and Risk Management Committee has specific responsibilities in relation to Missions' financial reporting process; the assessment of accounting, financial and internal controls; the appointment of the external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.
During the financial year the Audit and Risk Management Committee comprised three Non–Executive Directors that had diverse and complementary backgrounds. The Chairman of the Audit and Risk Management Committee must be an independent non–executive Director.

Economic, environmental and social sustainability risks
The Audit and Risk committee receives regular updates from the business on the various economic, environmental and social responsibilities that face the organisation.  As part of regular meetings, the committee identifies the key risks in each of these areas, reviews and updates it treatment towards them. The Board believes that the Group has adequate systems in place for the management of its economic, environmental and social responsibilities.  Below outlines the key risk to the Group in each category of risk, as identified by the Audit & Risk Committee:

Risk	Consequence	Treatment Plan	Treatment Status
Economic: Insufficient financial resources to get to a point when the Group has positive cash flow from operations.	Major	Ensure adequate cash flow to support the business. Forward cash flow planning and review of opportunities to generate cash and funding for the group.	Under continual management review with implementation of appropriate actions.
Economic:
In Q4 2016, the Group announced an intention to make a material acquisition and under the associated ASX listing rules the Groups ordinary shares were placed into suspension form trading on the ASX. There is a risk that the proposed acquisition does not proceed and the Group may not re-attain its ASX listed status.
	Major	Regular Board review of the status of the proposed acquisition along with seeking alternative opportunities as and when they may become available.	Under continual management review with implementation of appropriate actions where possible and within our ability to influence.
The Company’s only existing asset capable of generating a return is its investment of 20% in an associate company, which owns a biodiesel refinery. There is a risk that less than expected returns from this investment in associate company may be earned due to adverse financial conditions (including commodity, interest rate, liquidity and foreign exchange risk), insufficient profitability to meet costs, operating risks, policy and legislative changes and hurdles (including subsidies), environmental, intellectual property and technical issues resulting from the retrofit currently underway.

Only having a 20% stake in the refinery limits our ability to influence the financial and operating procedures of this associate company and therefore manage these risks.
Major
We have one Board member on the Associate company Board. Through this Board membership we can monitor the retrofit process and the future performance of the plant. In future if the associate becomes fully operational we will monitor operations and financial results and recommend corrective actions where possible and within our ability to influence.
Under continual management review with implementation of appropriate actions where possible and within our ability to influence.
Environment: We are exposed to environmental risks, such as waste water regulations, spills and changes to environmental legislation through our 20% stake in the refinery.	Major	Through our Board membership on the Associate Company we can monitor environmental considerations and recommend corrective actions where possible and within our ability to influence.	Under continual management review with implementation of appropriate actions where possible and within our ability to influence.
Social: Through our 20% stake in the refinery in Malaysia, we are exposed to social risks including the ability to attract and keep critical talent.	Minor	Through our Board membership on the Associate Company we can monitor the corporate social programs and strategies to address social matters.	Under continual management review with implementation of appropriate actions where possible and within our ability to influence.

The company is also registered with the United States Securities and Exchange Commission and lodges a Form 20F Annual Report whereby the format of the report includes extensive disclosure based on the risk categories of:
●
Risks relating to our Business,
●
Risks relating to our Industry,
●
Risks relating to our Strategy,
●
Risks relating to our Ordinary Shares, and
●
Risks relating to Takeovers.

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Remuneration and Nomination Committee
The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of Directors and the compensation of the Company's executives and Directors.
The key responsibilities of the Remuneration and Nomination Committee are to:
●
ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and
●
establish transparent and coherent remuneration policies and practices, which will enable Mission to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.
During the financial year the Remuneration and Nomination Committee comprised three Non–Executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive Director.
The remuneration policy which sets out the terms and conditions for the Managing Director/Group Chief Executive Officer and other senior executives is set out in the Remuneration Report included in the Directors’ Report contained within the Company’s annual report.
Timely and balanced disclosure
Mission is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Mission recognises its continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.
The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and coordinating disclosure of that information where required by the ASX Listing Rules.
The Policy also identifies authorised Company spokespersons and the processes Mission has adopted to communicate effectively with its shareholders. In addition to periodic reporting, Mission will ensure that all relevant information concerning the Company is placed on its website.

Ethical and responsible decision–making
Code of Conduct
The Board has created a framework for managing the Company including internal controls, business risk management processes and appropriate ethical standards.
The Board has adopted practices for maintaining confidence in the Company's integrity including promoting integrity, trust, fairness and honesty in the way employees and Directors’ conduct themselves and Mission’s business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and Directors of Mission.

Securities Trading Policy
A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Mission's commitment to ensuring awareness of the insider trading laws, and that employees and Directors’ comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").
Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the balance date of the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Mission's securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.
The Board undertakes and annual review of all key Corporate Governance policy documents.
Other Information
Mission NewEnergy Limited has included on its website (www.missionnewenergy.com) full details of its corporate governance regime.

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

SHAREHOLDER INFORMATION
SHAREHOLDERS INFORMATION

Twenty largest shareholders as at 16 October 2017

Rank Name		Units	%

1	MR NATHAN MAHALINGAM	5,612,956	13.7%
2	MR JAMES GARTON	5,112,051	12.5%
3	MR GUY BURNETT	5,112,001	12.5%
4	MURALIDHAR MENON	5,000,000	12.2%
5	KARISMA INTERGRASI SDN BHD	5,000,000	12.2%
6	KAJAINTHARAN SITHAMBARAN	5,000,000	12.2%
7	CEDE and Co.	4,045,684	9.9%
8	NADARAJA MUTHU	1,417,860	3.5%
9	CITICORP NOMINEES PTY LIMITED	1,273,045	3.1%
10	MR BOONSRI PEWKLIANG & MRS KATIMA PEWKLIANG	655,107	1.6%
11	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	387,150	0.9%
12	MS SARAH LIM	185,231	0.5%
13	ORDOST PTY LTD	120,000	0.3%
14	SWAMINATHAN MAHALINGAM	119,999	0.3%
15	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	113,017	0.3%
16	FAN BALANCING & SERVICE PTY LIMITED	109,983	0.3%
17	MS VICKI ANNE APPLETON	103,000	0.3%
18	MR CRAIG JOHN HASTINGS SMITH & MS JUNE ROBIN GUNNING	102,679	0.3%
19	MR MICHAEL SEAN HOBBS & MS ANN KELLY	100,000	0.2%
20	MR KING CHONG CHAI & MR JEN CHIEW CHAI	100,000	0.2%
Total		39,669,763	97.1%
Balance of register		1,200,512	2.9%
Grand total		40,870,275	100.0%

Range	Securities	%	No. of holders
100,001 and Over	39,349,764	96.28	21
10,001 to 100,000	1,046,962	2.56	30
5,001 to 10,000	245,737	0.60	29
1,001 to 5,000	137,310	0.34	54
1 to 1,000	90,502	0.22	601
Total	40,870,275	100.00	735

There were 693 holders of 577,331 ordinary shares which were less than a marketable parcel of ordinary shares.
Voting rights
Ordinary fully paid shares carry voting rights of one vote per share.

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Substantial holders
The names of the substantial shareholders in the holding company’s register at 16 October 2017 are set out below:
Name	Units
NATHAN MAHALINGAM AND MISSION EQUITIES SDN BHD	5,612,956
JAMES GARTON AND YACHT BAY TRUST	5,112,051
GUY BURNETT AND MKHAMBATHI PTY LTD	5,112,001
MURALIDHAR MENON	5,000,000
KARISMA INTERGRASI SDN BHD	5,000,000
KAJAINTHARAN SITHAMBARAN	5,000,000

Share Registry
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